

July 7, 2014

Via E-mail
David Lucatz
President and Chief Executive Officer
Micronet Enertec Technologies, Inc.
28 West Grand Avenue, Suite 3
Montvale, NJ 07645

> **Re: Micronet Enertec Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 13, 2014**
> **File No. 333-196760**
> **Current Report on Form 8-K**
> **Filed June 6, 2014**
> **File No. 001-35850**

Dear Mr. Lucatz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   You appear to be relying upon General Instruction I.B.6 to Form S-3 for your offering. If so, please provide the disclosures required by Instruction 7 to General Instruction I.B.6 of Form S-3.

Form 8-K filed June 6, 2014

Item 9.01

2.   We note that you will provide financial statements and pro forma financial information for your acquisition of certain assets and liabilities of Beijer Electronics Inc. to the extent

required. Please note that your Form S-3 cannot be declared effective until you have provided any required financial statements and pro forma financial information. Please clarify whether you will provide financial statements and pro forma financial information for this acquisition. Additionally please provide us with your supporting analysis under Rule 8-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Shy S. Baranov, Esq
        Zysman, Aharoni, Gayer and Sullivan & Worcester LLP